SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

28th, February 2006

Commission File Number [                    ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles S.A. quarterly results (October-December 2005)

Telefónica Móviles Group

•	Telefónica Móviles posted the highest net income in its history in 2005, reaching €1,919MM an increase of 13.4% over 2004. The Board of Directors will submit a proposal for approval at the General Shareholders’ Meeting, to pay a gross dividend of €0.205 per share charged to 2005 earnings and reserves:

•	Excluding the impact of the write-down of the remaining value of the UMTS license of IPSE 2000 (€89MM in net terms), net income would have been more than €2,000 MM in 2005, an increase of 18.7% over 2004.

•	The proposed dividend implies a total payment of €888MM, 6.2% higher than that of 2004.

•	The proposed payment date is 21 July 2006.

•	Telefónica Móviles achieved all its growth targets in a year that featured the integration of the 10 operators acquired from BellSouth, technological migration in 8 countries and intense competition in its main markets. Assuming constant exchange rates compared to 2004 and excluding changes to the Group’s consolidation perimeter, except for the acquisitions of BellSouth Chile and BellSouth Argentina in January 2005:

•	Consolidated revenues[1] showed 37.4% growth vs. 2004, surpassing the Company’s guidance of 33%-36%.

•	Year-over growth of consolidated OIBDA[1] in 2005 reached 23.4%, in line with the Company’s targets (+23%-26%).

•	Year-over-year growth in consolidated operating income1 in 2005 was 10.8%, within the forecast range (+10%-13%).

•	Consolidated capex, excluding licenses, stood at €2,023MM, in line with the guidance (around €2,000MM).

•	The managed customer base reached 94.4MM, an increase of 27% from 2004:

•	Net adds in 4Q05 totalled 5.4MM, driven by the Christmas campaigns. For the whole of 2005, Telefónica Móviles Group operators added more than 16.3MM2 new customers.

•	Telefónica Móviles España (TME) ended the year with nearly 20MM customers (+5% vs. 2004).

•	The managed customer base in Latin America stood at over 71MM (+34% vs. 2004).

•	Consolidated revenues rose 40.5% vs. 2004 to €16,514MM:

•	Service revenues were the main driver of total revenue growth, with an increase of 40.4% over 2004.

•	Organic growth[3] of consolidated revenues was 14.2% vs. 2004.

[1]	2005 revenue growth is based in €11,744MM revenues for 2004. In calculating our forecasts, operating income and operating income before depreciation and amortisation (OIBDA) excluded other unforeseen extraordinary charges and extraordinary revenues for 2005. In 2004, these totalled €100.2MM, and are therefore also excluded. Therefore, operating income and operating income before depreciation and amortisation used as a basis for the Company’s forecasts are €4,677.9MM and € 3,154.9MM, respectively. Personnel and real estate restructuring costs are included as operating costs/revenues. Group targets were set assuming inflation adjustments in Venezuela.

[2]	Excludes the adjustment for 300,000 inactive lines in Mexico, no longer considered in the reported customer base as of 2Q05.

[3]	Organic growth including the consolidation of Telefónica Móvil Chile and the Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.

2005 October-December	1

Telefónica Móviles Group

•	Consolidated OIBDA in 2005 reached €5,817MM, 26.8% higher than in 2004.

•	Year-over-year growth of consolidated OIBDA in 4Q05 of 45%, marking a sharp acceleration from previous quarters (+21% in 9M05).

•	Consolidated OIBDA margin of 35.6% in 4Q05 (+3.9 p.p. vs. 4Q04) and 35.2% in 2005.

•	Organic growth[3] in OIBDA of 7.5%, reflecting the strong commercial activity carried out by the operators.

•	Consolidated operating cash flow[4] in 2005 was €3,532MM, 19% higher than in 2004 despite the increase in capex in 2005.

•	Strong cash flow generation led to a reduction in net financial debt, from a maximum of €9,487MM after the acquisition of the BellSouth operators in Argentina and Chile to €8,659 MM at year-end, having paid a dividend of €836MM in June.

•	TME delivered a solid set of results, which stand out in the European context, and in an increasingly competitive market:

•	19% growth in commercial activity in 2005 vs. 2004.

•	Despite the increasing maturity of the market, TME recorded net adds of close to 1MM in 2005, and around 260 thousand in 4Q05 (401 thousand in the contract segment).

•	New pricing plans and campaigns to promote usage drove the growth in traffic (+20% vs. 2004). On-net traffic rose at an even faster pace (+30% vs. 2004).

•	Increase in the customer base and in ARPU (+3.3%) led to a solid service revenues growth (+7% vs. 2004).

•	OIBDA remained practically unchanged from 2004, with an increase of more than 4% in 4Q05. OIBDA margin reached 46.7% in 2005.

•	Sharp growth (+16% vs. 2004) in the contract segment, in line with the Company’s focus on high-value customers. The contract segment already represents 54% of the total customer base (+5 p.p. vs. 2004).

•	Control of churn rate, thanks to retention efforts and despite competitors’ aggressive commercial activity.

•	Sharp growth in the usage of non-SMS data services. Revenue from these services reached 38% of data revenues in 2005 (vs. 29% in 2004). Data ARPU increased 7.6% from 2004.

•	Further progress in the rollout of a high quality UMTS network, with over 5,000 base stations at the end of 2005.

•	In a transition year for our operations in Latin America, companies in the region made a much larger contribution to Group results than in 2004, reinforcing the Group’s diversified growth profile:

•	Revenues from the consolidated Latin American operators represented 47% of the Group’s total revenues[5] (30% in 2004), an increase of 116.9% vs. 2004.

•	Sharp growth rate in OIBDA[5] of these operators continued through 4Q05, with a contribution to consolidated OIBDA of €554MM in 4Q05 and €1,755MM in 2005 (+218.4% vs. 2004).

•	OIBDA margin of these operators of 22.8% in 2005 (+7.3 p.p. vs. 2004; +11.9 p.p. year-over-year in 4Q05).

•	Major positive contribution from these operators to Group Operating cash flow of €198MM in 2005 (vs. -€435MM in 2004).

•	Faster than anticipated progress in the integration of the operators acquired from BellSouth, with integration synergies exceeding initial estimates. Furthermore, the regional management model of the operations in Latin America produced material savings in 2005.

[4]	OIBDA - capex.

[5]	Consolidated revenues before Rest and intragroup eliminations

2005 October-December	2

Telefónica Móviles Group

Highlights regarding comparative information and changes in the consolidated Group:

•	On 23 July 2004, the company acquired 100% of Telefónica Móvil Chile. Since that date, Telefónica Móvil Chile has been integrated within Telefónica Móviles’ consolidation perimeter, through the full consolidation method.

•	Following the voluntary tender offers for Tele Sudeste Celular (TSD), Tele Leste Celular (TBE), Celular CRT (CRT) and Tele Centro Oeste (TCO) carried out by Brasilcel, directly and indirectly through its subsidiary Telesp Celular Participaçoes (TCP) in October 2004, Brasilcel’s stakes in the mentioned companies’ share capital have increased.

•	The capital increase carried out by TCP in January 2005 was fully subscribed for an amount of approximately 2,054MM reais. The stake held by Brasilcel in TCP stands at 66.1%.

•	In July 2005, Brasilcel capitalized the tax credits used by TCO, CRT, TSD and TBE resulting from the tax utilization of the goodwill in those companies. This capitalization did not entail any cash outflow for Brasilcel, but it has caused an increase in Brasilcel’s shareholdings in those companies. Brasilcel’s stakes in the companies’ share capital have increased to: 91.0% in TSD, 50.7% in TBE, 66.4% in CRT and 34.7% in TCO.

•	Following the acquisition of 100% of BellSouth Group’s stake in the mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies have been integrated within the Telefónica Moviles’ consolidation perimeter since November 2004 through the full consolidation method.

•	In January 2005 the acquisition of 100% of BellSouth Chile and BellSouth Argentina (Movicom) was completed. Since January 2005, these companies are integrated within the Group’s consolidation perimeter through the full consolidation method.

•	Following the tender offer launched for 0.1516% of Comunicaciones Móviles del Perú, S.A.’s share capital in April 2005, and concluded in May, Telefónica Móviles’s stake in the company increased to 99.89%.

In June 2005 the merger between Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C. was carried out. Telefónica Móviles’s stake in the resulting company, Telefónica Móviles Perú, S.A., stands at 98.03%.

•	During 2005, TES Holding, S.A., fully-owned by Telefónica Móviles, S.A., has acquired an additional stake in Telefónica Móviles El Salvador, S.A. Following the acquisition, TES Holding, S.A.’s stake increased to 99.03%.

•	Following the acquisition of an additional 0.40% stake in Telefónica Móviles Panamá in 2005, as a result of the tender offer launched in 2004, Telefónica Móviles’ stake increased to 99.98%.

•	In November 2005 the company acquired 2.07% of Telefónica Móviles Argentina, S.A., increasing Telefónica Móviles, S.A.’s stake to 100%.

•	In December 2005, Telefónica Móviles acquired 8% of Telefónica Móviles México, S.A. de C.V. for €177.3MM, raising its stake to 100%.

The financial statements for fiscal year 2004 and 2005, and the corresponding comments regarding our operations included herein, reflect the current composition of Telefónica Móviles Group at each point in time. As a result, given the changes in the consolidation perimeter over the last 12 months, the consolidated results and those of some of our operators are not comparable between each period.

2005 October-December	3

Telefónica Móviles Group

As a consequence of the performance of the Venezuelan economy throughout the year, Telefónica Móviles has suspended the inflation adjustment of its subsidiary Telcel’s financial statements, with retrospective application since January 1, 2005. This decision is in line with the consensus reached by the main auditing firms indicating that Venezuela should not be considered as a hyperinflationary economy.

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial staments in each period, are provided below.

2005 October-December	4

Telefónica Móviles Group

Economic ownership

	December		Consolidation method
	2005	2004	4Q 2005	4Q 2004
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
T. Móviles México	100.00%	92.00%	Full consolidation	Full consolidation
TEM Panamá [2]	99.98%	99.57%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
TEM Guatemala y Cía. [2]	100.00%	100.00%	Full consolidation	Full consolidation
TEM El Salvador [3]	99.03%	91.75%	Full consolidation	Full consolidation
Telefonía Celular Nicaragua [2]	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela) [2]	100.00%	100.00%	Full consolidation	Full consolidation
TEM Colombia [2]	100.00%	100.00%	Full consolidation	Full consolidation
TEM Perú	98.03%	—	Full consolidation	—
TM Perú SAC	—	97.97%	—	Full consolidation
Comunicaciones Móviles del Perú [2]	—	99.85%	—	Full consolidation
Otecel (Ecuador) [2]	100.00%	100.00%	Full consolidation	Full consolidation
TCP Argentina	100.00%	97.93%	Full consolidation	Full consolidation
Radiocomunic. Móviles SA (Argentina) [2]	100.00%	—	Full consolidation	—
TM Chile [4]	100.00%	100.00%	Full consolidation	Full consolidation
Telefónica Móviles Chile [2]	100.00%	—	Full consolidation	—
Abiatar (Uruguay) [2]	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
TM Interacciona [5]	—	100.00%	—	Full consolidation
Mobipay España	13.36%	13.36%	Equity method	Equity method
Mobipay International	50.00%	50.00%	Proportional method	Proportional method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation
Tempos 21 [6]	38.50%	—	Equity method	—

[1]	Joint Venture which fully consolidates Tele Sudeste Celular Participaçoes, Celular CRT Participaçoes, Tele Leste Celular Participaçoes, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom Participaçoes and Tele Centro Oeste Participaçoes.

Stakes that Brasilcel consolidates in subsidiaries: Tele Sudeste Celular Participaçoes 91.0%; Telesp Celular Participaçoes Participaçoes 66.1%; Global Telecom Participaçoes 66.1%; CRT Celular Participaçoes 66.4%; Tele Leste Celular Participaçoes 50.7% and Tele Centro Oeste Participaçoes 34.7%.

[2]	After the acquisition of BellSouth’s mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies are included within Group’s consolidation perimeter by full consolidation from November 2004, and Argentina y Chile from January 2005.

[3]	After the acquisition of additional stake in 2005, TEM Group has increased its stake up to 99.03%.

[4]	After the acquisition of 100% of TM Chile, this company is fully consolidated from July 23rd.

[5]	In September 2005, Telefónica Móviles approved the merger between TM España and TM Interacciona, being TM España the surviving Company.

[6]	In June 2005, with effect from January 2005, Tempos 21 is integrated within Telefónica Móviles’ consolidation perimeter through the equity method.

2005 October-December	5

Telefónica Móviles Results

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications. 2004 financial results were originally prepared under Spanish GAAP and have been translated into IFRS for comparison purposes only.

Consolidated Income Statement Unaudited figures				In million Euros
	January - December			October - December
	2005	2004	% Change	2005	2004	% Change
Revenues	16,513.5	11,753.9	40.5%	4,463.5	3,458.7	29.1%
Operating income before D&A (OIBDA)	5,817.0	4,587.9	26.8%	1,590.5	1,097.6	44.9%
Operating income (OI)	3,443.0	3,064.9	12.3%	896.3	629.7	42.3%
Income before taxes	2,829.7	2,544.9	11.2%	593.6	381.8	55.5%
Income from continuing operations	1,883.7	1,676.4	12.4%	357.1	255.2	39.9%
Net income	1,918.9	1,691.7	13.4%	376.2	273.3	37.7%
Operating Cash Flow [1]	3,531.7	2,970.3	18.9%	727.8	508.9	43.0%
Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net basic income per share	0.45	€0.39	€13.4%	0.09	€0.06	€37.7%
OpCF per share [2]	0.82	€0.69	€18.9%	0.17	€0.12	€43.0%
Dividend per share [3]	0.205	€0.193	€6.2%	0.205	€0.193	€6.2%

[1]	Operating Cash Flow = OIBDA - Capex

[2]	Operating Cash Flow per share

[3]	2005 figure: Proposed dividend per share. 2004 figure: Dividend per share paid in 2005.

For the basic Net income per share and Operating Cash Flow per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the shares assigned to the stock options plan for employees “Programa MOS”.

In a year marked by the integration of the 10 operators acquired from BellSouth in Latin America, technological migration in 8 countries and stiff competition in main markets of operation, Telefónica Móviles posted the highest net income in history in 2005 of €1,919MM, a year-over-year increase of 13.4%. Excluding the impact of the writedown of the remaining value of the UMTS license of IPSE 2000, net income would have been over €2,000MM in 2005, an increase of 18.7% over 2004.

At the same time, the Company has consolidated its position as one of the leading operators in the industry worldwide, with over 94.4MM managed customers by December 2005 (+26.9% vs.2004).

With over 5.4MM new customers in 4Q05, Telefónica Móviles obtained net adds of 16.3MM in 2005, driven primarily by the sharp growth in the Latin American markets.

By geographical areas, 19.9MM of the total customer base corresponded to TME (+5% vs. 2004), 71MM to Latin American operators (+34%) and over 4MM corresponded to the Moroccan operator, Médi Telecom (+47%).

Among the key aspects of the full year 2005 results, we would highlight that all the growth targets established for the Group for the year were met. We would point out:

•	Solid growth in revenues of 40.5% vs. 2004 to €16,514MM. Organic growth[6] of consolidated revenues stood at 14.2%.

[6]	Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates.

2005 October-December	6

Telefónica Móviles Results

By components, service revenues in 2005 rose 40.4% to €14,354MM, while handset sales rose 41.4% to €2,160MM.

Consolidated revenues registered year-over-year growth of 29.1% in 4Q05, compared to 45.3% in 9M05, affected by the consolidation of 8 of the operators acquired from BellSouth since November 2004.

By geographical areas, TME registered a 7.6% year-over-year growth in revenues in 2005, making it one of the European operators with the highest growth in its domestic market. Service revenues grew by 7% vs. 2004 (+8.2% excluding impact of loyalty points).

The consolidated Latin American operators recorded 116.9% growth in revenues vs. 2004, representing 47% of the Group’s total revenues7 (30% in 2004). Organic growth8 of these operators’ revenues was 23.5%.

•	Consolidated OIBDA in 2005 of €5,817MM, 26.8% higher than in 2004. Year-over-year growth of consolidated OIBDA in 4Q05 of 45%, with sharp acceleration from previous quarters (+21% in 9M05). Year-over-year organic growth[8] in consolidated OIBDA in 2005 was 7.5%.

Year-over-year growth of OIBDA at TME rebounded in 4Q05 (+4.4% vs. –2.3% in 9M05), driven by the positive performance of service revenues and control over commercial costs. OIBDA at TME in 2005 stood at €4,128MM, virtually unchanged vs. 2004, despite the increased commercial activity and the costs related to the rebranding. The OIBDA margin for 2005 stood at 46.7%, in line with the Company’s targets.

The consolidated Latin American operators contributed €554MM to Group OIBDA in 4Q05 and €1,755MM in 2005 (+218.4% vs. 2004). In organic terms8, OIBDA from these operators increased 28.6% vs. 2004 and represented 30% of total OIBDA for the Group7 (12% in 2004).

We would point out the sharp improvement in OIBDA margin at these operators in 4Q05 (+11.9p.p. vs. 4Q05), mostly due to lower SACs. The OIBDA margin in 2005 stood at 22.8% vs. 15.5% in 2004.

In all, the consolidated OIBDA margin stood at 35.6% in 4Q05 (+3.9p.p. vs. 4Q04) and 35.2% in the full year 2005.

Regarding the rest of the main items, we would highlight:

•	The 56% year-over-year increase in depreciation, primarily due to changes to the Group’s consolidation perimeter and to the impact of €298MM of amortisation of allocated intangible assets related to the acquisition of Telefónica Móvil Chile and the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.

Allocated intangible assets from these acquisitions related to customers and software pending amortization stood at €164MM and €21MM, respectively at the end of the year.

•	Increased losses at companies consolidated by the equity method, impacted by the write-down of the remaining value of the UMTS license of IPSE 2000 in 4Q05. Excluding this effect, the contribution of these companies to Group results would have improved, with a decline of 54% in their losses compared to 2004, due to the improved results of Médi Telecom.

It should be noted that this asset write-down does not imply any cash outflow.

[7]	Consolidated revenues before Rest and intergroup eliminations

[8]	Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates.

2005 October-December	7

Telefónica Móviles Results

•	The 5% year-over-year decrease in negative net financial results, despite the larger increase in the average net debt balance for the period (+59%).

At the end of 2005 consolidated net debt stood at €8,659MM (vs. €8,442MM in 2004), 8% lower than at the end of September, thanks to cash flow generation in the period.

Proportionate net debt at the end of the year stood at €8,759MM.

As has been indicated in previous communications, if IPSE were forced to disburse the deferred payments related with the acquisition of its UMTS license, consolidated net debt would increase by the amount of the deposits made by Telefónica Móviles to guarantee a part of IPSE’s deferred payments with the Italian government. This amount totalled €335MM at the end of 2005.

•	33.4% effective tax rate in 2005, mainly affected by the application of certain allowances for export activities in 2Q05, although the fact that there is no tax consolidation in various countries in Latin America detracts from this benefit, increasing the marginal rate. In this regard, the Brazilian companies have begun a corporate restructuring process (see significant events post closing) which will reduce this impact.

•	Consolidated capex, excluding licenses, of €2,285MM in 2005. €45.2MM were recorded in 2005 for the acquisition of licenses in Mexico.

Assuming constant exchange rates compared to 2004, total capex would have been €2,023MM, in line with the Company’s guidance.

2005 October-December	8

Telefónica Móviles Results

The following significant events have taken place in the past few months:

•	On 22 February 2006 the respective Shareholders’ Meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TBE”) and Celular CRT Participações S.A. (“CRTPart”) approved the merger of shares of TCO in order to convert it into a wholly-owned subsidiary of TCP; and the merger of the companies TSD, TBE and CRT Part into TCP (Corporate Restructuring).

•	On 31 January 2006, the Italian government informed Ipse 2000 Spa, in which Telefónica Móviles indirectly holds a 45.59% stake, of its decision to withdraw the UMTS license granted to this company in 2000. Telefónica Móviles, S,A. is analyzing the convenience of taking the appropriate legal actions against this decision.

•	In January 2006, Antonio Viana Baptista, Chairman and CEO of Telefónica Móviles, S.A. was appointed as a member of the Board of Directors of O2 plc.

Market Size

	In thousands
	Total [1] December			Equity [2] December
	2005	2004	% Change	2005	2004	% Change
Spain and Mediterranean Basin Subscribers	23,913	21,707	10.2%	21,185	19,856	6.7%
Latin América Subscribers	70,535	52,735	33.8%	49,919	33,781	47.8%
TOTAL Subscribers	94,448	74,442	26.9%	71,103	53,636	32.6%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation.

[2]	Total subscribers weighted by the economic interest held in each company.

2005 October-December	9

Telefónica Móviles Results

Results by geographic regions Unaudited figures						In million Euros
	REVENUES						OPERATING INCOME BEFORE D&A
	January - December			October - December			January - December			October - December
	2005	2004	% Change	2005	2004	% Change	2005	2004	% Change	2005	2004	% Change
Spain	8,834.2	8,213.8	7.6%	2,212.8	2,091.9	5.8%	4,127.9	4,158.2	-0.7%	1,038.0	994.3	4.4%
Latin America	7,704.5	3,552.4	116.9%	2,258.9	1,377.7	64.0%	1,754.6	551.2	218.4%	553.9	174.2	218.0%
Brazil	1,889.3	1,502.3	25.8%	557.6	401.2	39.0%	496.5	491.0	1.1%	117.3	108.9	7.8%
Northern Region	1,263.6	912.3	38.5%	354.0	315.7	12.1%	-1.2	-118.7	-99.0%	22.6	-30.5	c.s.
Andean Region	2,837.4	607.7	n.c.	827.5	431.8	n.c.	866.2	116.4	n.c.	282.3	70.3	n.c.
Southern Cone	1,714.2	530.1	n.c.	519.7	229.1	n.c.	393.1	62.5	n.c.	131.8	25.5	n.c.
Rest and intragroup sales	-25.3	-12.3	n.c.	-8.1	-10.9	-25.4%	-65.5	-121.5	-46.1%	-1.4	-70.9	-98.0%
TOTAL	16,513.5	11,753.9	40.5%	4,463.5	3,458.7	29.1%	5,817.0	4,587.9	26.8%	1,590.5	1,097.6	44.9%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 October-December	10

Business Performance by Geographic Region

Spain

	December		% Change
	2005	2004
Total subscribers (thousands)	19,890	18,977	4.8%
Prepaid	9,186	9,717	-5.5%
Contract	10,704	9,260	15.6%
Unaudited figures (million Euros)

	January - December		% Change	October - December		% Change
	2005	2004		2005	2004
Revenues	8,834	8,214	7.6%	2,213	2,092	5.8%
Operating income before D&A (OIBDA)	4,128	4,158	-0.7%	1,038	994	4.4%
OIBDA margin	46.7%	50.6%	-3.9 p.p.	46.9%	47.5%	-0.6 p.p.
Capex	727	628	15.8%	221	189	16.7%

Split of Revenues (% over total)

	January - December		October - December
	2005	2004	2005	2004
Customer revenues	67%	66%	70%	67%
Interconnection	17%	19%	17%	18%
Handset sales	12%	11%	11%	12%
Roaming-in	3%	3%	2%	2%
Other	1%	1%	0%	0%

In a year marked by stiffer competition, the Spanish wireless market reached over 43MM lines, equivalent to 97% penetration rate.

In this context, TME recorded net adds of nearly 260 thousand in 4Q05 and almost one million lines in 2005 (+48% vs. 2004). As a result, the Company ended December with nearly 20MM customers, a 4.8% year-over-year growth.

We would point out the strong commercial activity carried out in 2005. Including gross adds, migrations and handset upgrades, TME carried out 2.7MM commercial initiatives in 4Q05 (+9.4% vs. 4Q04) and 10.7MM in the full year 2005 (+19% vs. 2004), marking the highest figures in the Company’s history.

Against a competitive backdrop featured by a large volume of number portability actions, TME’s gross adds grew 23% vs. 2004, with a 41% year-over-year increase in number portability gross adds.

In line with the Company’s focus on value, especially noteworthy is the increase in contract gross adds (+30% vs. 2004). As a result of this and with ongoing efforts to encourage prepaid to contract migrations (nearly 1MM in 2005), the contract segment represented nearly 54% of TME’s total customer base (+5p.p vs. 2004).

The commercial initiatives targeting high-value customers were also reflected in number portability. TME recorded a positive net balance of 71 thousand lines in the contract segment in 4Q05 (+22% vs. 4Q04) and 180 thousand lines in the full year 2005. In all, including prepaid and contract, the accumulated net balance in number portability in 2005 was a loss of 116,000 lines. This was also the result of TME´s greater focus on acquiring prepaid clients through generic commercial campaigns, rather than through number portability.

Also worth highlighting are the efforts made in retention activities. The Company launched campaigns to reward customer loyalty and offered favourable conditions for handset upgrades to encourage greater commitment from our customers. Handset upgrades reached nearly 1.1MM in 4Q05 and more than 4.5MM in 2005 (+23.2% vs. 2004).

These activities and commercial initiatives such as “Ya te llamo yo” or the “100x1” promotion have proven to be important loyalty tools, enabling TME to contain the

2005 October-December	11

Business Performance by Geographic Region

churn rate at a 1.8% level in 2005 despite competitors’ commercial aggressiveness.

The new commercial offers have also boosted customer usage. TME carried more than 13,000MM minutes of traffic in 4Q05 (+21.5% vs. 4Q04) and more than 50,000MM minutes in the full year 2005 (+20.3% vs. 2004). Despite the increase, TME networks’ quality indices improved relative to previous years.

Particularly significant is the growth of on-net traffic (+30% vs. 2004), which now represents 43% of total traffic. MOU reached 152 minutes in 4Q05 (+12.6% vs. 4Q04) and 150 minutes in the full year 2005 (+15.9% vs. 2004).

We would also highlight the launch in December 2005 of “Mundo Movistar” (Movistar world), the first multi-country product and service distribution scheme. It complements the “Mi Favorito Internacional” (My favourite international number) and “Mis Cinco Internacional” (My five international numbers) products already offered by the Company. The Mundo Movistar service, which sets TME apart from competitors, allows customers to buy a handset and a prepaid card at any sales point in the movistar network in Spain and have them available for pickup by a customer in Ecuador or Colombia the following day. Plans are to extend this service gradually to other markets in Latin America and Morocco.

Thanks to the positive performance of MOU and despite price cuts and lower termination rates, TME posted voice ARPU (excluding the impact of promotions) of €28.5 in 4Q05 (+0.8% vs. 4Q04) and €28.7 for the full year 2005 (+2.6% vs. 2004).

Moreover, throughout 4Q05 TME introduced new data transmission price schemes, with concepts similar to flat rate plans, enabling the Company to boast the most comprehensive and competitive offer in the data transmission market, with prices of €30/month for 1 Giga and €58/month for 5 Gigas.

TME’s data ARPU (excluding the impact of promotions) stood at €4.7 in 4Q05 (+7.1% vs. 4T04) and €4.4 in 2005 (+7.6% vs.2004). Non-traditional SMS data services were the main growth driver. Revenues from these services increased to represent 38% of the Company’s total data revenues vs. 29% in 2004.

As a result, TME’s total ARPU stood at €33.2 in 4Q05 (+1.6% vs. 4T04) and €33.1 in 2005 (+3.3% vs. 2004).

Highlights of TME’s financial results include:

•	Revenues of €2,213MM in 4Q05 (+5.8% vs. 4Q04) and €8,834MM in the full year 2005 (+7.6% vs. 2004).

The sharp growth in revenues, which should be seen in the European context and despite substantial cuts in prices, was driven by the positive performance of service revenues, which totalled €1,975MM in 4Q05 (+6.8% vs. 4T04) and €7,794MM in the full year 2005 (+7.0% vs. 2004).

Revenues from handset sales totalled €1,040MM in 2005, up 11.8% year-over-year vs. 2004 and to represent 11.8% of total revenues.

•	Given the sharp increase in TME’s commercial activity throughout the year, the weight of commercial costs (including SAC, SRC and advertising) over service revenues ex-loyalty points stood at 15.4% in 2005 (11.7% in 2004). These figures include the rebranding costs incurred in 2Q05.

•	Year-over-year growth of OIBDA at TME rebounded in 4Q05 (+4.4% vs. –2.3% in 9M05), driven by the positive performance of service revenues and control over commercial costs. OIBDA for the full year 2005 stood at €4,128MM, virtually unchanged vs. 2004 despite the increased commercial activity and the costs related to rebranding. The OIBDA margin in 2005 stood at 46.7%, in line with the Company’s targets.

•	TME continued with the deployment of its UMTS network and investment to increase network capacity in order to

2005 October-December	12

Business Performance by Geographic Region

meet the sharp growth in usage during 2005. Capex in 2005 totalled €727MM (+15.8%. vs. 2004). At the end of 2005, TME’s UMTS network had more than 5,000 base stations, providing coverage to areas in which over 70% of the population lives.

Morocco

At the end of 2005 Medi Telecom’s customer base stood at 4.023MM (+47.4% vs. 2004). Net adds in 4Q05 stood at 185 thousand, 17% more than in 4Q04.

Regarding financial results, revenues in 2005 totalled €397MM (+21% vs. 2004), driven by growth in the customer base throughout the year.

OBIDA stood at €153MM while the OIBDA margin for the year was 39% (46% in 2004), impacted by the higher commercial activity (+40.4% vs. 2004). OIBDA increased by 2% vs. 2004.

2005 October-December	13

Business Performance by Geographic Region

Latin America

	December		% Change
	2005	2004
Total subscribers (thousands) [1]	70,535	52,735	33.8%
Prepaid	56,460	42,545	32.7%
Contract	13,066	9,487	37.7%
Fixed Wireless	1,009	703	43.5%

Unaudited figures (million Euros)

	January -December		% Change	October - December		% Change
	2005	2004		2005	2004
Revenues	7,705	3,552	116.9%	2,259	1,378	64.0%
Operating income before D&A (OIBDA)	1,755	551	218.4%	554	174	218.0%
OIBDA margin	22.8%	15.5%	7.3 p.p.	24.5%	12.6%	11.9 p.p.
Capex	1,557	986	57.9%	642	398	61.4%

[1]	2005 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

The year-over-year comparison is affected by the incorporation of TM Chile from August 2004 and the operators acquired from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in November 2004 and Argentina and Chile in January 2005.

Brazil

	December		% Change
	2005	2004
Total subscribers (thousands)	29,805	26,543	12.3%
Prepaid	24,061	21,357	12.7%
Contract	5,744	5,186	10.8%

Unaudited figures (million Euros)

	January - December		% Change	% Change in local currency	October - December		% Change
	2005	2004			2005	2004
Revenues	1,889	1,502	25.8%	4.0%	558	401	39.0%
Operating income before D&A (OIBDA)	496	491	1.1%	-16.4%	117	109	7.8%
OIBDA margin	26.3%	32.7%	-6.4 p.p.	-6.4 p.p.	21.0%	27.1%	-6.1 p.p.
Capex	400	278	43.9%		150	109	38.0%

In the last quarter of the year, the Brazilian market continued showing a solid performance despite slowing its pace of growth. At the end of 2005 the total market stood at 86.2MM customers (+31.4% vs. 2004), equivalent to a penetration rate of 46.6% (49.6% in Vivo’s areas of operation).

In 4Q05, against a backdrop of intense competition, less commercial pressure was seen in the prepaid segment, with the main operators targeting their commercial initiatives at high-value segments. In this context, Vivo’s customer base stood at 29.8MM at the end of December (+12% vs. 4Q04), with net adds in 4Q05 of nearly 1MM.

Vivo continues to target its commercial initiatives at the acquisition and retention of high-value customers and fostering prepaid to contract migration.

In terms of customer usage and traffic, MOU in 4Q05 was 74 minutes, while ARPU in 4Q05 was 29.0 reais, an increase of 2.5% compared to 3Q05, driven by higher contract ARPU.

Regarding Vivo’s financial results, service revenues grew 5% in local currency vs. 2004, fuelled by higher outgoing revenues (+17%) in both the prepaid and contract segments, which in part offset the decline in incoming revenues (-7%).

The decrease in commercial activity led to a 2% year-over-year fall in revenues from handset sales vs. 2004, leading to a 4% increase in total revenues.

2005 October-December	14

Business Performance by Geographic Region

Higher entry barriers compared to the 2004 Christmas campaign and the decrease in commercial activity led to lower commercial costs (SAC, SRC and advertising) in 4Q05 compared to 4Q04, although higher provisions related to communications not attributable to customers (€33MM in 4Q05) caused the OIBDA margin after management fees to fall to 21.0% in 4Q05 and to 26.3% in 2005. The Company is implanting detection systems in the short term to limit this risk. Excluding the impact of these provisions in 2005, the OIBDA margin would be 26.9% in 4Q05 and 28.8% in the full year 2005.

Finally, capex in 2005 totalled €400MM, driven primarily by the increased capacity of Vivo’s networks.

Northern Region

	December		% Change
	2005	2004
Total subscribers (thousands) [1]	9,168	7,686	19.3%
Prepaid	8,439	6,994	20.7%
Contract	582	555	4.8%
Fixed Wireless	146	136	7.4%

Unaudited figures (million Euros)

	January - December		% Change	October - December		% Change
	2005	2004		2005	2004
Revenues	1,264	912	38.5%	354	316	12.1%
Operating income before D&A (OIBDA)	-1	-119	-99.0%	23	-31	c.s.
OIBDA margin	-0.1%	-13.0%	12.9 p.p.	6.4%	-9.7%	16.1 p.p.
Capex	306	431	-29.0%	145	113	28.1%

[1]	2005 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

The year-over-year comparison is affected by the incorporation of the operators acquired from BellSouth in Guatemala, Panama and Nicaragua in November 2004.

Mexico

	December		% Change
	2005	2004
Total subscribers (thousands) [1]	6,368	5,639	12.9%
Prepaid	6,048	5,338	13.3%
Contract	320	301	6.1%
Fixed Wireless	1	0	n.c.

Unaudited figures (million Euros)

	January -December		% Change	% Change in local currency	October - December		% Change
	2005	2004			2005	2004
Revenues	779	683	14.0%	9.9%	216	219	-1.7%
Operating income before D&A (OIBDA)	-159	-151	5.6%	1.8%	-29	-44	-35.0%
OIBDA margin	-20.4%	-22.0%	1.6 p.p.	1.6 p.p.	-13.2%	-20.0%	6.8 p.p.
Capex	216	391	-44.8%		117	104	12.2%

[1]	2005 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

In 4Q05 Telefónica Móviles México (TMM) continued to focus on developing a quality distribution network and enhancing its processes, making changes to its commercial offering, reinforcing customer care and the quality of its services.

In this context, in a quarter marked by higher commercial activity, TMM posted net adds in 4Q05 of 392 thousand, compared to 129 thousand in 3Q05, bringing the total customer base at the end of December 2005 to 6.37MM (+13% vs. 4Q04).

2005 October-December	15

Business Performance by Geographic Region

This commercial effort should be seen in the context of the reshaping of the distribution network, with 190 distributors contracts cancelled in the year and 47 new ones incorporated, in order to increase the quality of gross adds.

MOU in 4Q05 stood at 50 minutes while ARPU was 124 Mexican pesos, unchanged compared to 3Q05. MOU in the full year 2005 was 51 minutes and ARPU was 136 Mexican pesos.

Regarding financial results, revenues grew by 9.9% year-over-year in 2005 in local currency. In 4Q05, revenues grew 10.2% vs. 3Q05, driven by higher revenues from handset sales and 6.7% growth in service revenues. Data revenues continued to show stronger growth, accounting for 12.3% of service revenues in 4Q05.

Y-o-y revenue growth in 4Q05 was affected by lower handset sales (-7% in local currency), as well as by the impact in service revenues of the 10% reduction in interconnection rates and the mandatory charge information on voice mail service introduced by the regulator in April.

Despite the increase in commercial activity in 4Q05 compared to 3Q05, the higher revenues in the quarter have reduced OIBDA losses to €28.5MM in 4Q05 (vs. €33.6MM in 3Q05) and stand at €159MM in the full year 2005, in line with the level of 2004, in local currency terms.

By the end of December 2005, the coverage of TMM’s GSM network reached 90% of the urban population. Capex in 2005, in local currency, declined by 54% year-over-year, leading to a sharp reduction in negative operating cash flow (-39% vs. 2004).

The auction of additional spectrum in the 1900 MHz band, which took place in April, was recorded as investment in licences in the amount of €45.2MM.

Andean Region

	December		% Change
	2005	2004
Total subscribers (thousands)	17,533	11,615	50.9%
Prepaid	14,183	9,080	56.2%
Contract	2,667	1,968	35.5%
Fixed Wireless	682	567	20.4%

Unaudited figures (million Euros)

	January - December		% Change	October - December		% Change
	2005	2004		2005	2004
Revenues	2,837	608	n.c.	828	432	n.c.
Operating income before D&A (OIBDA)	866	116	n.c.	282	70	n.c.
OIBDA margin	30.5%	19.2%	n.c.	34.1%	16.3%	n.c.
Capex	519	97	n.c.	214	83	n.c.

The year-over-year comparison is affected by the incorporation of the operators acquired from BellSouth in Venezuela, Colombia, Peru and Ecuador in November 2004.

2005 October-December	16

Venezuela

	December		% Change
	2005	2004
Total subscribers (thousands)	6,160	4,326	42.4%
Prepaid	5,204	3,538	47.1%
Contract	348	288	20.6%
Fixed Wireless	609	500	21.9%

Unaudited figures (million Euros)

	January - December		% Change	October - December		% Change
	2005	2004		2005	2004
Revenues	1,438	214	n.c.	445	214	n.c.
Operating income before D&A (OIBDA)	585	50	n.c.	178	50	n.c.
OIBDA margin	40.7%	23.3%	n.c.	39.9%	23.3%	n.c.
Capex	146	45	n.c.	64	45	n.c.

The year-over-year comparison is affected by the incorporation of the Venezuelan operator acquired from BellSouth in November 2004

Commercial activity in the Venezuelan wireless market remained intense in 4Q05, leading to solid growth and an estimated penetration rate at the end of 2005 of 48%, 17 p.p. higher than in 2004.

TM Venezuela’s customer base reached over 6.2MM in 2005 (+42% vs. 2004), with net adds of 841 thousand in 4Q05 (doubling the amount in 4Q04) and nearly 1.8MM new lines in 2005.

As for financial results, the strong growth in the customer base, coupled with higher traffic and steady improvement in data revenues led to a 21.3% growth in service revenues in 4Q05 vs. 3Q05 in local currency, and a 22.1% increase in total revenues, which in the full year 2005 stood at €1,438MM.

We would point out the performance of OIBDA, which totalled €178MM in 4Q05 (+14% vs. 3T05 in local currency terms) and €585 MM in the full year. This led to a solid OIBDA margin of 40.7% in 2005, despite the increase in commercial activity.

Finally, the Company’s innovation in the Venezuelan market led to the commercial launch of EV-DO services and of new mobile e-mail services. Capex in 2005 reached €145.7MM.

Colombia

	December		% Change
	2005	2004
Total subscribers (thousands)	6,033	3,297	83.0%
Prepaid	4,658	2,343	98.8%
Contract	1,375	954	44.2%

Unaudited figures (million Euros)

	January - December		% Change	October - December		% Change
	2005	2004		2005	2004
Revenues	750	95	n.c.	213	95	n.c.
Operating income before D&A (OIBDA)	110	0	n.c.	50	0	n.c.
OIBDA margin	14.7%	-0.4%	n.c.	23.4%	-0.4%	n.c.
Capex	272	14	n.c.	105	14	n.c.

The year-over-year comparison is affected by the incorporation of the Colombian operator acquired from BellSouth in November 2004

The Colombian wireless market showed the strongest growth in the region in 2005, with an increase of almost 25 p.p. in the estimated penetration rate to 48% in December 2005.

Following the commercial launch of its GSM service in 3Q05, TM Colombia accelerated again its rate of growth in commercial activity, with net adds of over 862 thousand in 4Q05, double the figure in 3Q05. At the end of 2005 its customer base stood was over 6MM, an increase of 83% compared to 2004.

The success of the Christmas campaign, targeting GSM customer acquisition, led to a high percentage of GSM gross adds

(88% over total gross adds in 4Q05). In just 5 months after its launch, the GSM customer base surpassed 1.6MM (27% of the total customer base).

Regarding financial results, revenues totalled €750MM in 2005. The growth in revenues in 4Q05 vs. 3Q05 in local currency was due to higher revenues from handset sales as a result of stronger commercial activity in 4Q05 and to the positive performance of service revenues (+7.3% vs. 3Q05).

Against a backdrop of high commercial activity, we would point out the positive evolution in the OIBDA margin in 4Q05 (+0.4 p.p. vs. 3Q05) due to control over commercial costs and growth in revenues. The OIBDA margin in 2005 was 14.7%, but in 4Q05 reached 23.4%, leading to an OIBDA of €50MM in 4Q05 and of €110MM in full year 2005.

Total capex in the year was over €272MM, reflecting the rollout of the GSM network, with coverage of 68% of the population as of December.

Peru

	December		% Change
	2005	2004
Total subscribers (thousands)	3,455	2,870	20.4%
Prepaid	2,804	2,308	21.5%
Contract	579	497	16.5%
Fixed Wireless	71	65	10.2%

Unaudited figures (million Euros)

	January - December		% Change	% Change in local currency	October - December		% Change
	2005	2004			2005	2004
Revenues	367	255	n.c.	n.c.	103	79	n.c.
Operating income before D&A (OIBDA)	118	68	n.c.	n.c.	33	22	n.c.
OIBDA margin	32.1%	26.7%	n.c.	n.c.	31.9%	27.8%	n.c.
Capex	48	32	n.c.		28	18	n.c.

The year-over-year comparison is affected by the incorporation of the Peruvian operator acquired from BellSouth in November 2004

The Peruvian market saw tougher competition in 4Q05. In this context, TM Peru’s customer base stood at 3.5MM at the end of December (+20% vs. December 2004). Net adds recorded a sharp increase in 4Q05 to 256 thousand (+82% vs. 3Q05), reaching 585 thousand in full year 2005.

Regarding financial results, quarterly growth in revenues in local currency remained solid (+13.2% vs. 3Q05), driven by the growth in customers and outgoing traffic, which offset the impact of lower incoming traffic and the 19% reduction in interconnection rates in 3Q05.

We would point out the solid performance of the OIBDA margin, which remained at 32% in 4Q05 despite the increased commercial activity. OIBDA stood at €33MM in 4Q05 (+12% vs. 3Q05 in local currency) and €118MM in 2005.

We would also highlight that TM Peru began the deployment of its GSM network in 4Q05, recording its first GSM gross add at the beginning of February 2006.

Evolución de los Negocios por Áreas Geográficas

Southern Cone Region

	December		% Change
	2005	2004
Total subscribers (thousands)	14,030	6,892	n.c.
Prepaid	9,776	5,114	n.c.
Contract [1]	4,073	1,778	n.c.
Fixed Wireless	180	0	n.c.

Unaudited figures (million Euros)

	January -December		% Change	October - December		% Change
	2005	2004		2005	2004
Revenues	1,714	530	n.c.	520	229	n.c.
Operating income before D&A (OIBDA)	393	62	n.c.	132	26	n.c.
OIBDA margin	22.9%	11.8%	n.c.	25.4%	11.1%	n.c.
Capex	333	182	n.c.	133	93	n.c.

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee

The year-over-year comparison is affected by the incorporation of TM Chile in August 2004 and the operators acquired from BellSouth in Uruguay in November 2004, and in Argentina and Chile in January 2005.

Argentina

	December		% Change
	2005	2004
Total subscribers (thousands)	8,335	3,370	n.c.
Prepaid	5,036	2,130	n.c.
Contract [1]	3,119	1,240	n.c.
Fixed Wireless	180	0	n.c.

Unaudited figures (million Euros)

	January - December		% Change	% Change in local currency	October - December		% Change
	2005	2004			2005	2004
Revenues	1,010	360	n.c.	n.c.	303	121	n.c.
Operating income before D&A (OIBDA)	151	16	n.c.	n.c.	44	-5	n.c.
OIBDA margin	15.0%	4.5%	n.c.	n.c.	14.5%	-4.1%	n.c.
Capex	132	105	n.c.		47	34	n.c.

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee

The year-over-year comparison is affected by the incorporation of the Argentinean operator acquired from BellSouth in January 2005

The strong advance of the Argentine wireless market continued in 4Q05, with the pace of growth accelerating throughout 2005 thanks to the favourable macroeconomic situation in the country and an increasingly competitive environment. The estimated penetration rate at the end of 2005 stood at 55%, nearly 21 p.p. higher than at the end of 2004.

In this context, Telefónica Móviles Argentina’s commercial efforts have been positive, with net adds in 2005 of 2.6MM, leading to a growth of more than 45% in the customer base to 8.34MM at the end of December. GSM customers now represent 51% of the total. Net adds were over 940 thousand in 4Q05.

Regarding financial results, we would highlight the solid growth of service revenues in local currency (+11.1% in 4Q05 vs. 3Q05), driven by the increase in the customer base (+12.7% vs. 3Q05) and ARPU. Also worth highlighting is the increasing contribution of data revenues, which in 2005 represented 15% of service revenues (18% in 4Q05).

In line with the strong commercial activity in the quarter, which featured the year’s two most important campaigns (Mother’s Day and Christmas), the OIBDA margin declined vs. 3Q05. In 2005 the OIBDA margin stood at 15%.

As for the rollout of the GSM network, coverage at the end of the year stood at 95% of the population, with capex in 2005 totalling €132MM. In spite of the strong investment effort, the operator posted positive operating cash flow, with OIBDA for the full year totalling €151MM.

Business Performance by Geographic Region

Chile

	December		Var.
	2005	2004
Total subscribers (thousands)	5,276	3,318	n.c.
Prepaid	4,384	2,834	n.c.
Contract	892	484	n.c.

Unaudited figures (million Euros)

	August - December		% Var.	October - December		% Var.
	2005	2004		2005	2004
Revenues	661	164	n.c.	202	103	n.c.
Operating income before D&A (OIBDA)	235	45	n.c.	86	30	n.c.
OIBDA margin	35.5%	27.6%	n.c.	42.5%	28.9%	n.c.
Capex	177	69	n.c.	81	50	n.c.

The year-over-year comparison is affected by the incorporation of TM Chile in August 2004 and the operators acquired from BellSouth in Chile in January 2005.

Despite the penetration levels at the beginning of the year, the Chilean wireless market remained extremely buoyant in 2005, with an increase of 10 p.p. in the estimated penetration rate to over 71%.

In this context, Telefónica Móviles Chile ended December with 5.28MM customers, recording net adds in 2005 of 525 thousand. GSM customers now represent 51% of the total.

With regard to financial results, revenues totalled €661MM in 2005 and €202MM in 4Q05 (+11.3% vs. 3Q05 in local currency), driven by a positive performance in service revenues (+12.9% in 4Q05 vs. 3Q05). OIBDA margin in 2005 reached 35.5% in 2005.

Total capex in 2005 was €177MM, boosted by the deployment of the GSM network, with coverage of 96% of the population as of December.

2005 Julio-Septembre	20

Appendix

Consolidated Income Statement Unaudited figures	In million Euros
	January - December			October - December
	2005	2004	% Change	2005	2004	% Change
Revenues	16,513.5	11,753.9	40.5%	4,463.5	3,458.7	29.1%
Internal expenditure capitalized in fixed assets (1)	123.6	89.5	38.1%	37.8	40.7	-7.0%
Operating expenses	(10,716.2)	(7,216.0)	48.5%	(2,881.4)	(2,367.3)	21.7%
Supplies	(5,394.3)	(3,608.1)	49.5%	(1,449.8)	(1,211.1)	19.7%
Personnel expenses	(799.7)	(541.5)	47.7%	(213.4)	(168.3)	26.8%
Subcontracts	(4,188.7)	(2,895.5)	44.7%	(1,127.8)	(936.0)	20.5%
Taxes	(333.5)	(170.9)	95.2%	(90.5)	(51.9)	74.3%
Other net operating income (expense)	(106.2)	(57.6)	n.s.	(30.4)	(50.6)	-39.8%
Gain (loss) on sale of fixed assets	2.2	11.7	-80.9%	1.0	9.7	-90.2%
Impairment of goodwill and other assets	0.0	(0.0)	n.s.	0.0	(0.0)	n.s.
Operating income before D&A (OIB DA)	5,817.0	4,587.9	26.8%	1,590.5	1,097.6	44.9%
Depreciation and amortization	(2,374.0)	(1,522.9)	55.9%	(694.2)	(467.9)	48.4%
Operating income	3,443.0	3,064.9	12.3%	896.3	629.7	42.3%
Profit from associated companies	(154.2)	(38.1)	n.s.	(143.8)	(6.9)	n.s.
Net financial income (expense)	(459.1)	(481.9)	-4.7%	(158.9)	(241.0)	-34.1%
Income before taxes	2,829.7	2,544.9	11.2%	593.6	381.8	55.5%
	(946.0)	(868.5)	8.9%	(236.5)	(126.5)	86.9%
Income from continuing operations	1,883.7	1,676.4	12.4%	357.1	255.2	39.9%
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	35.2	15.2	131.2%	19.1	18.0	6.1%
Net income	1,918.9	1,691.7	13.4%	376.2	273.3	37.7%
Average shares (millions)	4,330.6	4,330.6	0.0%	4,330.6	4,330.6	0.0%
Basic Net income per share	0.45	0.39	13.4%	0.09	0.06	37.7%

(1)	Including work in process.

(2)	For the basic Net income per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the shares assigned to the stock options plan for employees “Programa MOS”.

2005 October-December	21

Appendix

Telefónica Móviles Group

Consolidated Balance sheet Unaudited figures	In million Euros
	December		% Change
	2005	2004
Non-current assets	18,831.5	17,017.4	10.7%
Intangible assets	4,134.5	3,509.7	17.8%
Goodwill	4,706.8	3,288.6	43.1%
Property, plant and equipment and Investment property	6,749.1	5,643.7	19.6%
Long-term financial assets and other non-current assets	1,422.7	3,109.9	-54.3%
Deferred tax assets	1,818.4	1,465.5	24.1%
Current assets	8,130.8	6,173.2	31.7%
Inventories	518.4	412.0	25.8%
Trade and other receivables	2,992.8	2,243.4	33.4%
Current tax receivable	739.5	724.1	2.1%
Short-term financial investments	357.3	755.9	-52.7%
Other short-term financial investments	546.8	339.3	61.1%
Cash and cash equivalents	2,976.1	1,698.5	n.s.
Non-current assets classified as held for sale	0.0	0.0	n.s.
Total Assets = Total Equity and Liabilities	26,962.3	23,190.6	16.3%
Equity	6,246.5	3,820.1	63.5%
Equity attributable to equity holders of the parent	5,746.1	3,543.5	62.2%
Minority interest	500.4	276.6	80.9%
Non-current liabilities	9,265.5	10,221.5	-9.4%
Long-term financial debt	8,027.8	8,685.7	-7.6%
Long-term non-financial debt payable to Telefónica Group companies	0.0	0.0	n.s.
Deferred tax	854.5	611.4	39.8%
Long-term provisions	209.4	819.5	-74.5%
Other long-term liabilities	173.9	104.9	65.7%
Current liabilities	11,450.4	9,149.0	25.2%
Short-term financial debt	4,549.6	2,684.2	69.5%
Short-term non-financial debt payable to Telefónica Group companies	2,049.9	2,381.6	-13.9%
Trade and other payables	3,045.8	2,489.6	22.3%
Current tax payable	803.5	793.9	1.2%
Short-term provisions and other liabilities	1,001.6	799.7	25.2%
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.
Financial Data
Consolidated net debt	8,658.9	8,441.7	2.6%
Consolidated debt ratio	54.9%	65.6%	-10.6 p.p.

For presentation purposes, and as a result of the application of IFRS, there have been non-significant changes within some line items on the balance sheet.

Consolidated Debt structure

2005 October-December	22

Appendix

Telefónica Móviles Group

Free Cash Flow and change in debt

Unaudited figures (in million Euros)

		January - December 2005
I	Cash flows from operations	5,548.2
II	Net interest payment (1)	(508.5)
III	Payment for income tax	(560.3)
A=I+II+III	Net cash provided by operating activities	4,479.4
B	Payment for investment in fixed and intangible assets	(1,864.0)
C=A+B	Net free cash flow after CAPEX	2,615.4
D	Net Cash received from sale of Real State	0.0
E	Net payment for financial investment	(1,195.6)
F	Net payment for dividends (2)	(804.6)
G=C+D+E+F	Free cash flow after dividends	615.2
H	Effects of exchange rate changes on net debt	722.7
I	Effects on net debt of changes in consolidation and others	109.8
J	Net debt at beginning of period	8,441.7
K=J-G+H+I	Net debt at end of period	8,658.9

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.

(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

Reconciliations of Cash Flow and OIBDA minus Capex

Unaudited figures (in million Euros)

January - December 2005
OIBDA	5,817.0
- CAPEX accrued during the period (EoP exchange rate)	(2,285.3)
- Net interest payment	(508.5)
- Payment for income tax	(560.3)
- Results from the sale of fixed assets	0.8
- Investment in working capital and other deferred income and expenses	157.9
- Others	(6.1)
= Net Free Cash Flow after Capex	2,615.4
- Net payment for financial investment	(1,195.6)
- Net payment for dividends	(804.6)
= Free Cash Flow after dividends	615.2

2005 October-December	23

Appendix

Breakdown of subscribers

Unaudited figures

	December
	2005 Subscribers (‘000)	2004 Subscribers (‘000)
Spain	19,890	18,977
Morocco	4,023	2,730
Brazil	29,805	26,543
Northern Region	9,168	7,686
Mexico [1]	6,368	5,639
Guatemala	1,041	751
El Salvador	538	384
Panama	849	626
Nicaragua	372	286
Andean Region	17,533	11,615
Venezuela	6,160	4,326
Colombia	6,033	3,297
Peru	3,455	2,870
Ecuador	1,885	1,122
Southern Cone	14,030	6,892
Argentina	8,335	3,370
Chile	5,276	3,318
Uruguay	419	203

[1]	2005 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

The year-over-year comparison is affected by the incorporation of the operators acquired from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

Capex by geographic regions Unaudited figures	In million Euros
	January - December			October - December
	2005	2004	% Change	2005	2004	% Change
Spain	727.5	628.2	15.8%	220.5	189.0	16.7%
Latin America
Brazil	399.5	277.7	43.9%	150.3	108.9	38.0%
Northern Region	305.7	430.5	-29.0%	144.9	113.2	28.1%
Mexico	215.6	390.7	-44.8%	117.0	104.3	12.2%
Guatemala	26.6	20.3	31.5%	10.6	4.5	n.c.
El Salvador	19.3	15.6	23.2%	4.4	0.5	n.s.
Panama	27.2	2.8	n.c.	10.1	2.8	n.c.
Nicaragua	16.9	1.1	n.c.	2.8	1.1	n.c.
Andean Region	519.2	96.6	n.c.	214.2	83.2	n.c.
Venezuela	145.7	45.2	n.c.	64.3	45.2	n.c.
Colombia	271.8	14.5	n.c.	105.4	14.5	n.c.
Peru	48.4	31.7	n.c.	28.1	18.3	n.c.
Ecuador	53.3	5.2	n.c.	16.5	5.2	n.c.
Southern Cone	332.6	181.6	n.c.	132.7	92.6	n.c.
Argentina	132.4	104.9	n.c.	46.7	34.2	n.c.
Chile	176.5	68.7	n.c.	81.1	50.4	n.c.
Uruguay	23.7	8.0	n.c.	4.9	8.0	n.c.
Rest of the World	0.8	3.1	-74.6%	(0.0)	1.7	n.s.
TOTAL	2,285.3	1,617.6	41.3%	862.6	588.7	46.5%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth's Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 October-December	24

Appendix

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex (2)
	December 2005	December 2004	December 2005	December 2004
€ / USD	1.242	1.242	1.180	1.362
Brazil (€ / Brazilian Real)	3.002	3.632	2.761	3.616
México (€ / Mexican Peso)	13.517	14.017	12.715	15.344
Argentina (€ / Argentinean Peso)	3.631	3.651	3.577	4.058
Perú (€ / Peruvian Nuevo Sol)	4.096	4.240	4.051	4.470
Chile (€ / Chilean Peso)	694.444	757.576	606.061	757.576
El Salvador (€ / Colon)	10.870	10.868	10.322	11.919
Guatemala (€ / Quetzal)	9.496	9.887	8.974	10.570
Colombia (€ / Colombian Peso)	2,881.844	3,267.974	2,695.418	3,257.329
Nicaragua (€ / Cordoba)	20.799	19.974	20.222	22.242
Uruguay (€ / Uruguayan Peso)	30.331	35.587	28.490	35.958
Venezuela (€ / Bolivar)	2,624.672	2,531.646	2,538.071	2,615.232

[1]	These average exchange rates are used to convert the P& L accounts of the Group foreign subsidiaries from local currency to euros.

[2]	Exchange rates as of 31/12/05 and 31/12/04.

For more information:

Investor Relations

Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail: garcialegaz_m@telefonicamoviles.com

     sanroman_a@telefonicamoviles.com

     andres_a@telefonicamoviles.com

     ares_a@telefonicamoviles.com

www.telefonicamoviles.com/investors

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

2005 October-December	25

Appendix

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications. 2004 financial results were originally prepared under Spanish GAAP and have been translated into IFRS for comparison purposes only.

2005 October-December	26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: February 28th, 2006	By:	/s/ Antonio Hornedo Muguiro
Name: Antonio Hornedo Muguiro
Title: General Counsel